Deutsche Bank
Corporate Trust & Agency Services

Deutsche Bank

03045491

November 11, 2003

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

SUPPL

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company, as Depositary
As Depositary

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Attached:

Annc regarding Bank of East Asia Claim
Annc regarding Memorex Group

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in response to some recent press articles reporting a claim brought against the Company by the Bank of East Asia for an amount of approximately RMB10 million (equivalent to approximately HK$9.4 million). The Company has contacted the Bank today and the Company has paid the full outstanding amount, accrued interests and legal fees to the Bank this afternoon.

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company") noted the articles appearing in various newspapers today (the "Articles") regarding a claim brought against the Company by the Bank of East Asia (the "Bank") for an amount of approximately RMB10 million (equivalent to approximately HK$9.4 million). The Company had executed a deed of guarantee dated 3rd December 2001 in favour of the Bank for the outstanding amount and accrued interests by Hanny Magnetics (Zhuhai) Limited, the wholly-owned subsidiary of the Company.

The Company has been served a writ of summons ("the Writ") on 29th September 2003 in relation to High Court Action No. 3607 of 2003 (the "Action") by the Bank as Plaintiff and the Company as Defendant.

Pursuant to the Writ, Hanny Magnetics (Zhuhai) Limited was and is still indebted to the Bank under the term loan facility agreement dated 3rd December 2001 and the supplemental loan agreement dated 24th March 2003 in the total sum of approximately RMB10 million (the "Loan") as at 9th September 2003.

The Company has contacted the Bank today and the Company has paid the full outstanding amount, accrued interests and legal fees amounted to approximately HK$9.5 million to the Bank this afternoon. The payment delay was due to a delay of funds transfer within the Group. The payment now made by the Company is from internal resources. As the full payment has been made, the Bank will discontinue the legal action. The Action will not bring and will not have any adverse impact on the operation and financial position of the Company and its subsidiaries. The Board would like to note that the Loan is secured by a pledge of the Group's properties (the "Properties") with an appraised value of approximately RMB45 million as at February 2003. The Properties included 4 factory buildings located at Cuijing Industrial Estate, Qianshan District, Zhuhai, Guangdong Province, China. As the Loan has now been fully repaid, the relevant Properties are free from encumbrances. However, under the present financial strength, there is no need to use such Properties as security for financing arrangements.

Apart from the above, the Board are not aware of any other matter discloseable under the general obligation imposed by Paragraph 2 of the Listing Agreement, which is or may be of price sensitive nature.

By Order of the Board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Director

Hong Kong, 30th September 2003

Please also refer to the published version of this announcement in The Standard.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

- On 25 October 2003, the Company entered into the Agreement with the Purchaser pursuant to which the Purchaser agreed to acquire and the Company agreed to dispose of 35 per cent of the issued share capital in Memorex Holdings (which, following the Reorganisation, will represent an attributable interest of approximately 23.5 per cent in MII) for an aggregate cash consideration of US$39.9 million (or approximately HK$311.2 million).
- In addition, the Purchaser has the Call Option whereby it may purchase an additional 20 per cent interest in Memorex Holdings from the Company, exercisable in whole or in part at any time within three years from Completion, at an exercise price equal to the aggregate of: (i) US$26.9 million; and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings which may be accumulated from the date of Completion to the last date of the quarter preceding the exercise of the Call Option.
- In the 30 day period after the third anniversary of Completion, the Purchaser has the Partial Exit Right whereby it may require the Company to purchase 17.5 per cent of the issued share capital of Memorex Holdings, at the same price per share at which the Purchaser acquired its 35 per cent interest in Memorex Holdings at Completion.
- The Purchaser is a subsidiary of Investor Capital Partners - Asia Fund and is not a connected person (as defined under the Listing Rules) to the Company.
- The Transaction constitutes a discloseable transaction of the Company under the Listing Rules. A circular will be sent to the Shareholders as soon as practicable.

THE AGREEMENT DATED 25 OCTOBER 2003

Parties

Vendor: The Company

Purchaser: Global Media Limited, a company incorporated in Guernsey with limited liability and is not a connected person (as defined under the Listing Rules) to the Company.

Assets to be disposed of

35 per cent of the issued share capital of Memorex Holdings (a company to be incorporated in Bermuda as a wholly-owned subsidiary of the Company prior to Completion) which, following completion of the Reorganisation, will hold the Company's existing approximately 67.1% attributable interest in MII. Such 35 per cent interest will, following the Reorganisation, represent an attributable interest of approximately 23.5 per cent in MII.

Information on the Memorex Group

The Memorex Group is principally engaged in the sale and distribution of Memorex Products and household electronic products.

The unaudited pro forma results of the Memorex Group for the years ended 31 March 2002 and 31 March 2003 show a consolidated net profit after tax of approximately HK$27.6 million and approximately HK$30.8 million respectively (and a consolidated net profit before tax of approximately HK$28.9 million and approximately HK$41.3 million respectively). If the approximately 32.9 per cent minority interests are included, such consolidated net profit after tax will be approximately HK$41.2 million and approximately HK$46.0 million respectively (and a consolidated net profit before tax of approximately HK$43.0 million and approximately HK$61.5 million respectively). As at 31 March 2002 and 31 March 2003, the unaudited pro forma consolidated net asset value of the Memorex Group was approximately HK$296.7 million and approximately HK$346.3 million respectively (or, if Intangible Assets are excluded, approximately HK$144.1 million and approximately HK$208.0 million respectively). Those pro forma figures assume completion of the Reorganisation had taken place on 31 March 2003, with Memorex Holdings being interested in approximately 67.1 per cent of MII.

For reference only, 67.1 percent of the audited results of MII and its subsidiaries for the years ended 31 March 2002 and 31 March 2003 show a consolidated net profit after tax of approximately HK$48.4 million and approximately HK$63.5 million respectively (and a consolidated net profit before tax of approximately HK$49.7 million and approximately HK$84.8 million respectively). Further, as at 31 March 2002 and 31 March 2003, 67.1 percent of the audited consolidated net asset value of MII and its subsidiaries was approximately HK$295.9 million and approximately HK$345.5 million respectively (or, if Intangible Assets are excluded, approximately HK$193.5 million and approximately HK$252.8 million respectively). Those figures are different to the unaudited pro forma results of the Memorex Group referred to above as the Reorganisation involves, before Completion, the disposal of certain existing subsidiaries of MII which are not included in the Disposal. These excluded subsidiaries were considered by the Company and the Purchaser not to be important to the carrying on of the Memorex Business.

Information on the Purchaser

The Purchaser is a subsidiary of Investor Capital Partners - Asia Fund. Investor Capital Partners - Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly-owned subsidiary of Investor AB, which has its offices in Hong Kong. Investor Capital Partners - Asia Fund has committed capital totalling US$322 million, including Investor AB's commitment of US$200 million. Investor AB, which is listed on the Stockholm Stock Exchange, is Sweden's largest investment holding company with a market capitalisation of over US$6 billion. It is a leading shareholder in a number of global companies, including Ericsson, ABB, AstraZeneca, Gambro, OMHEX, Saab, Scania, and SEB.

Reorganisation

Prior to Completion, Memorex Holdings will be incorporated in Bermuda as a wholly-owned subsidiary of the Company and the Company will transfer its entire interest in the issued share capital of MII (representing approximately 67.1 per cent of the issued share capital of MII) to Memorex Holdings in consideration for the issue to the Company of further new shares in Memorex Holdings.

After the proposed Reorganisation has been effected, the Company will own the entire issued share capital of Memorex Holdings and Memorex Holdings will own an approximately 67.1 per cent interest in the issued share capital of MII. At Completion, the Purchaser shall acquire and the Company shall dispose of 35 per cent of the issued share capital of Memorex Holdings.

Memorex Holdings will become a non-wholly-owned subsidiary of the Company after Completion.

Call Option and Partial Exit Right

The Purchaser has the option to purchase an additional 20 per cent interest in Memorex Holdings from the Company, exercisable in whole or in part at any time within three years from Completion. The exercise price for the Call Option is equal to the aggregate of: (i) US$26.9 million (or approximately HK$209.8 million); and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings which may be accumulated from the date of Completion to the last date of the quarter preceding the exercise of the Call Option (and this amount will be determined by the auditors of Memorex Holdings at the relevant time). The consideration for the Call Option has been negotiated at a premium to the price paid per share for the Purchaser's acquisition of the 35 per cent interest in Memorex Holdings. The premium reflects the time nature of the option and the resulting control element. Based on the historical profits of the Memorex Group for the last three years, the Board is of the view that any such adjustment under paragraph (ii) to the price payable on the exercise of the Call Option (if an estimate is to be included for present calculation), when aggregated with the amount in paragraph (i), would not cause the Transaction to become a major transaction under the Listing Rules. The Board also considers that its view is fair and reasonable.

The Purchaser also has the Partial Exit Right whereby, at any time during the 30 day period after the third anniversary of Completion, it may in its absolute discretion require the Company to purchase from it 17.5 per cent of the issued share capital of Memorex Holdings, at the same price per share at which the Purchaser is to acquire its initial 35 per cent interest in Memorex Holdings at Completion. The Company must comply with any such request.

Shareholder approval will not be required at the time of any exercise of the Call Option or the Partial Exit Right, as those options form part of the terms of the Transaction. The Company will make an appropriate announcement if and when the Call Option and/or the Partial Exit Right is exercised by the Purchaser.

Consideration

The consideration for the Disposal is US$39.9 million (or approximately HK$311.2 million), subject to adjustment as described below, and is payable in cash at Completion. If the net tangible assets of the Memorex Group at Completion are less than US$29.0 million (or approximately HK$226.2 million), the Company will repay 35 per cent of any such deficit to the Purchaser by way of adjustment to the consideration for the Disposal. This adjustment (if any) will be agreed between the Company and the Purchaser. Any dispute will be determined by an independent firm of accountants.

The consideration was arrived at after arm's length negotiations between the Company and the Purchaser. In these discussions, reference was made to listed companies with businesses comparable to the Memorex Group, to the cash flows of the Memorex Business, and other factors. The consideration represents a premium of approximately 156.8 per cent to a 35 per cent interest in the unaudited pro forma consolidated net asset value of the Memorex Group as at 31 March 2003 of approximately HK$121.2 million (or a premium of approximately 327.5 per cent to a 35 per cent interest in the unaudited pro forma consolidated net tangible asset value of the Memorex Group as at 31 March 2003 of approximately HK$72.8 million).

The Directors consider that the terms of the Transaction are normal commercial terms and are fair and reasonable to the Shareholders. The Directors also consider that it is in the best interest of the Company to enter into the Transaction.

Completion

The Agreement is subject to, among other things:

(i) the Purchaser obtaining all necessary consents to the Transaction from a bank which has provided certain loans or credit facilities to the relevant Subsidiaries;

(ii) no material adverse change in respect of the business, operations, assets, financial condition, results or prospects of the Memorex Group taken as a whole; and

(iii) completion of the Reorganisation.

Completion will take place 15 days after all the conditions of the Agreement have been fulfilled, or as otherwise agreed by the Company and the Purchaser.

If the conditions of the Agreement are not satisfied or waived, as the case may be, before 29 February 2004, the Agreement shall cease and determine and none of the parties thereto shall have any obligations or liabilities under the Agreement, save for any antecedent breaches of the terms of the Agreement.

REASONS FOR THE TRANSACTION AND USE OF PROCEEDS

The Board considers the Transaction as an opportunity to crystallise the substantial value which the Group has created in operating the Memorex Business since 1994. The Transaction will free up resources to the Company to pursue other opportunities with a view to enhance Shareholder returns. Further, the Board believes that the investment in Memorex Holdings, through the Purchaser, by Investor Capital Partners - Asia Fund will open up future opportunities for co-operation with the Investor AB group, particularly in the Group's expansion into the European markets.

The Board expects that the net proceeds from the Disposal of approximately HK$295.0 million, after expenses to be incurred in connection with the Disposal, will initially be applied as general working capital of the Group. If there is any change to such use of proceeds, a further announcement will be made by the Company when appropriate.

GENERAL

The Group is principally engaged in the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW, DVD-R and DVD+R); distribution and marketing of computer accessories, storage media drives and household electronic products; and securities trading. The Group also makes strategic investments in information technology, internet, internet related and other businesses. The audited consolidated net asset value of the Company as at 31 March 2003 was approximately HK$1,723.1 million (or, if Intangible Assets are excluded, approximately HK$1,317.7 million).

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing further details regarding the Transaction will be despatched to Shareholders as soon as practicable.

TERMS USED IN THIS ANNOUNCEMENT

In this announcement, the following terms have the meanings set out below:

"Agreement"	the sale and purchase agreement dated 25 October 2003 entered into between the Company and the Purchaser relating to the Transaction
"Board"	the board of Directors
"Call Option"	the option granted to the Purchaser by the Company to purchase a further 20% of the issued share capital of Memorex Holdings and as further described above
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability
"Completion"	the completion of the Disposal
"Directors"	the directors of the Company
"Disposal"	the proposed disposal of 35 per cent of the issued share capital of Memorex Holdings pursuant to the Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Intangible Assets"	intangible assets include trade marks and goodwill arising from acquisition of the Memorex Business and (in the case of the Company) another associated company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Memorex Business"	the sale and distribution of Memorex Products
"Memorex Group"	MII and the Subsidiaries (and, after the Reorganisation, Memorex Holdings)
"Memorex Holdings"	Memorex Holdings Limited, a company to be incorporated in Bermuda with limited liability and being, immediately after the Reorganisation, a wholly-owned subsidiary of the Company (and a non-wholly-owned subsidiary of the Company immediately after Completion)
"Memorex Products"	electronic and computer media related products bearing the "Memorex" brand name
"MII"	Memorex International Inc., a company incorporated in the British Virgin Islands with limited liability, being a subsidiary of the Company and, following completion of the Reorganisation, an approximately 67.1 per cent subsidiary of Memorex Holdings
"Partial Exit Right"	the partial exit right of the Purchaser pursuant to which the Purchaser may require the Company to repurchase 17.5 per cent of the issued share capital of Memorex Holdings and as further described above
"Purchaser"	Global Media Limited, a company incorporated in Guernsey with limited liability and a subsidiary of Investor Capital Partners - Asia Fund
"Reorganisation"	the proposed reorganisation to be undertaken by the Company after signing of the Agreement and completed prior to Completion (which will involve the transfer by the Company of its approximately 67.1 per cent interest in the issued share capital of MII to Memorex Holdings and the disposal of certain existing subsidiaries of MII which are not included in the Disposal)
"Shares"	shares of HK$0.01 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiaries"	the subsidiaries of MII after the Reorganisation, being Memorex Canada Limited (a company incorporated in Canada with limited liability), Memorex Products (Taiwan) Inc. (a company incorporated in Taiwan with limited liability), Memorex Products Inc. (a company incorporated in the US with limited liability), Dysan Products Europe Limited (a company incorporated in England and Wales with limited liability) and Memorex Products Europe Limited (a company incorporated in England and Wales with limited liability) and each of their respective subsidiaries (if any)
"Transaction"	the Disposal, together with the Partial Exit Right and the Call Option
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US"	the United States of America
"US$"	US dollars, the lawful currency of the US

In this announcement, unless specified otherwise, the exchange rate of US$1.00 to HK$7.80 has been used for reference only.

By the order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28 October 2003